Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale conference call:

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

BKD - Brookdale Senior Living Inc. at Barclays Healthcare Conference

EVENT DATE/TIME: MARCH 11, 2014 / 03:15PM GMT

CORPORATE PARTICIPANTS

Mark Ohlendorf Brookdale Senior Living, Inc - CFO

T. Andrew Smith Brookdale Senior Living, Inc. - CEO

PRESENTATION

Unidentified Participant

(Audio in progress) … and Chief Operating Officer, I guess, Mark, is your official title, or am I getting — Financial — I’m sorry — CFO. And Andy, obviously, CEO.

So we get a lot of questions on management. And I think one of the things that you always read about in these business papers and everything is about leaders that are willing to make bold decisions. And so the guys that have made the biggest and most bold decision, I guess, in the last couple of weeks now, join us next.

So the, now, definitive leader in senior housing — as Brookdale, broadly speaking — will be when they close the Emeritus transaction.

We’ve got a fireside chat format for this. So we’re going to start off with some of the questions here.

Maybe just to start, just sort of set the tone — Andy, you could talk a little operating environment for senior housing — what are you seeing in your markets? You know, how are things trended early this year — but, really, as we closed out last year?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

Yes. Before we get started, if you don’t mind, just for those of you all who are not familiar with the name Brookdale, just a couple of basic statistics.

Right now, today, stand-alone before our combination with Emeritus, we are the largest operator of seniors’ housing in the United States. We have 649 communities, the capacity to serve 67,000 residents. We have right at 50,000 associates that are part of our organization.

We’re unique in the industry in that we participate at scale across each vertical of the continuum of care that runs from independent living to assisted to memory care and then skilled nursing. But our skilled nursing is always part of the campus continuum.

We’re also unique in the industry in that we have a fully-integrated and seamless coordinated ancillary services platform, which, for us, that means outpatient therapy, home health — and hospice is a program that we began, roughly, 18 months or so ago — two years ago.

And then, as Josh mentioned, we’ve announced this combination with Emeritus, which will take us to right at 113,000 units, a little bit less than 1,200 communities. And it’ll take our workforce to 80,000 folks.

So we’re very excited about that. It reinforces our basic strategy that we’ve articulated to the street. And we think it’s going to be transformational and very strategic transaction, both for Brookdale and, really, for the senior living business, generally speaking.

So, guys, to get to your specific question — obviously, we can’t talk too much about the first quarter until we announce our results. I guess I would say seasonality always plays a part in Q1. It’s usually a seasonally soft quarter, both for us and for the industry. I think it’s fair to say that what we’ve seen this first quarter, so far — we’re not, obviously, over it yet — is the flu season has been a little bit more benign than, certainly, it was last year. That is somewhat offset by a — you’d have to say — pretty hideous weather set of events that have happened over the first quarter. So weather has been a headwind. But the flu season has been a little softer.

Unidentified Participant

So maybe just to follow up on that, Andy, the flu season seems pretty obvious in terms of the trends that it can have on yours. But how does weather impact? And is that more on move-ins, or is there some other impact that we should be thinking about?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

Well, move-ins, primarily. It’s hard when people can’t — if there’s two feet of snow out there, it’s hard for people to get out of their houses to come visit our communities and skilled if — everybody in the general acute care side that I’ve talked to has had some softness in their volumes that would impact our skilled business.

So it slows things down if people can’t get out of their homes, or even cold for folks who we serve, it’s hard for folks to get out of their houses to get out and visit and to come in and tour our facilities, and so forth. So yes, move-in.

Unidentified Participant

Got you. Next question just on Emeritus, You know, obviously, that’s going to be the topic of discussion, I think, for several months no. You know, maybe you could talk a little bit about the benefits of bringing seniors’ housing together — if there’s geographic overlap or if there’s other things that you could think you could bring in? And then maybe some of the best practices that you feel like you can bring? And how we should think about that $0.40 target that you guys have put out — the accretion targets that you guys have put out?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

Well, we could talk for the whole thirty minutes or so on just that. We do think their best practices that we think we can learn from Emeritus and we think they will learn from us.

So a big thesis behind this transaction is that we can really invest more in the training programs that we’re going to have for these 80,000 associates that we’ll have. We will be able to on-board people better, train them better. There will be personal development opportunities for all those folks.

So we think we can learn a lot from one another to really take our associates to a new level as these two companies come together.

The strategic rationale for the transaction — it’s multifaceted. I’ll just mention a few things. One, for those of you all who’ve been following Brookdale, we believe that there is no nationally known senior housing brand across this country. So we think there’s a white space out there that we think we have — that Brookdale stand-alone has set out to capture that white space. We initiated our branding programs through national — well, through centralized marketing functions, national branding campaigns — that’s both on TV and through print media across the country. We initiated that in May of last year.

We think that this transaction supercharges that effort. It actually lowers the cost on a per-unit basis of what we’re trying to accomplish in terms of the brand. But it reinforces our brand promise hugely. We now have 500 more communities where we can provide services. Six-and-a-half million seniors in this country are going to live within 10 miles of a Brookdale community, post-combination. Thirty-eight million adult children-influencers who really make the buying decisions, in most cases, are going to live within 10 miles of a Brookdale community. Eighty-two percent of the population of the United States will live within 10 miles of a Brookdale community.

So this really reinforces the activation of our national brand. And once we’ve accomplished this brand, once Brookdale is synonymous with — across the country — the top quality senior solutions provider, we think it’s going to be a huge competitive advantage for us. We also think it’s going to be very difficult for any of our competitors to emulate or to attack that strategy.

Unidentified Participant

And maybe just to follow up — there’s been a big focus around the $0.40 of accretion and the level of conservativism in there. How do you segment the different opportunities within that? And what’s your general thoughts, maybe, around what the upside levers could be?

Mark Ohlendorf - Brookdale Senior Living, Inc - CFO

Sure. What we’ve tried to include in the accretion, that we’ve described for people, are three areas where we can be pretty empirical about the accretion.

One is, obviously, overhead savings, G&A synergies, which we’re estimating at about $25 million, or about $0.14 a share.

We’ve also identified some net synergies in terms of a community level cost structure — procurement of food, insurance, those kinds of things. The net synergy estimate for community costs about $20 million, or $0.12 a share.

And then, Brookdale has a history of rolling out ancillary service programs in senior housing. The business has grown through several business combinations over time. So we’ve taken advantage of that historical experience, projected rolling out those programs into the Emeritus communities. And that generates about $100 million a year of revenue in the third year, about $25 million of NOI, or another $0.14 a share.

So that’s how you get to the $0.40.

We have not included in the estimates we’ve provided some other potential revenue synergies. And there are probably three — at least three meaningful revenue synergies.

One, we’ve not tried to quantify, projecting the ancillary service business out into the general communities surrounding the combined company portfolio. So, as Andy said, we’ll be within 10 miles of 6.5 million people over the age of 80. There’s a huge opportunity there to deliver goods and services to people in their homes as they go thorough the process of senior housing, perhaps. Or separately, perhaps. So meaningful opportunity there.

Second, there’s an opportunity to rationalize the product positioning in markets. There’s actually relatively few situations where you have a Brookdale community of like property type competing head-to-head with an Emeritus community in a market. But there are a number of opportunities to refine the service package of properties that are in similar markets. So, perhaps, we both have assisted living communities in a market. One of those communities could be repositioned, in whole or in part, to provide dementia care, perhaps. There’s also opportunities to rationalize price point targeting in the communities. And, related to that, the capital improvements that are done with the properties over time. So, probably, meaningful opportunity there.

And then the third area — those of you that have followed Brookdale know we have a development — or kind of redevelopment program for our properties called Program Max. But that’s where we go in and make fairly meaningful changes in the communities, either to the service package or add capacity at the locations. And, usually, when we add those units, we add a service site that we’re missing at that location and/or in a market surrounding that location. The additional 500 Emeritus locations are a big opportunity to kind of super charge Program Max. Historically, we’ve seen returns in the low to mid-teens as we’ve done those projects.

So, again, all three of those additional revenue synergies, potentially, fairly significant. But what we’ve tried to articulate are baseline synergies that we can quantify off of our historical experience.

Unidentified Participant. Got you. One of the things we spend a lot of time talking about has been reputation in senior housing and building a brand. Especially with Emeritus with the headlines that have come out over the last year, how did you get comfortable when you were going through your due diligence to feel good that this wouldn’t be an everlasting problem?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

Right. Jack, that’s a good question.

What we did — obviously, we did a lot of due diligence on the company. And we formed a conclusion, first and foremost, that their culture of trying to provide top quality services in caring for their residents was similar to ours. And this Frontline thing was an unfortunate event for them. It was driven by a journalist that had a point of view that they were going to articulate, and didn’t purport to be fair and balanced in any meaningful sense. But it was an unfortunate event for them.

And so, I think the important thing is how did that organization respond to it. And I’m happy to say they responded to it in a very positive way to re-double their efforts in terms of training and programmatic changes to improve their service level, to reinforce the culture that I just articulated, that they’ve already got.

And we became convinced through that — and they’ve said publicly that they view the effects of that Frontline series of stories to be temporary and fleeting. And I think we agree with that conclusion. We’ve seen their lead activity go up, their move-in activity has gone up, again, subject to seasonality — normal seasonal effects. So their move-ins are up, their conversion rates are getting back to normal, their lead activity is getting back to normal. So we think it’s fleeting.

And we think — look, the combined organization is going to be better. I mean, we think one plus one will be three, including these type of activities, too.

Unidentified Participant

Got you. One of the key catalysts that most Brookdale investors have been talking about is the real estate. And this is Josh and my once-a-quarter check-the-box questions that we have to ask. Now, with Emeritus, how do you think about the real estate? You’ve shown a preference for owning it. When do you think you reevaluate the strategy there?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

Well, we’re constantly evaluating what’s the best capital structure for Brookdale. And we will constantly be evaluating what’s the best strategy for the combined organization.

As we look at it today, what we think the best thing to do under the current environment and what we can predict about what the environment will look like in the future is for us to combine the two organizations, keep the real estate in one place under one roof, prove out the revenue and cost synergies that we’ve articulated and expressed in terms of the $0.40 with the additional upside that we think is there, prove those out over the next several years and generate that value on behalf of all of our shareholders.

Now, as we look out over time, can market conditions change in a way that would cause us to revisit that? Certainly. That’s part of what our job is. But if we had to look at it from the facts that we have right now and from our perspective on what the market is going to look like, it probably has us keeping the real estate together for the next several years. And, again, proving out the value that we think is there.

Unidentified Participant

And just maybe specifically on some of the purchase options that you guys have — are those — sort of — you know — definite that this point — kind of no-brainers — when you guys have the option, you’re going to do that? Or are there some market considerations that we haven’t sort of thought about that may preclude you from doing that?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

I’d say, Josh, as a general rule — it’s not ironclad — but in virtually every instance, we would expect to take advantage, either by exercising or monetizing in some other fashion, getting value for all of the options we have to acquire real estate. That’s both bargain purchase options as well as fair market purchase options.

But, again, you can get that value in different ways. You can exercise them. You can actually acquire the real estate and finance it separately. Or there are other ways to get at that value. One way or another, those are valuable instruments for us and we expect to take advantage of them.

Unidentified Participant

Could you talk a little bit more about Program Max and maybe the way you evaluate opportunities in your portfolio? What do you see with Emeritus, as well, to reinvest? And then how do you think about the dynamic between owned versus leased real estate? How do you work with the REITs when you lease the real estate?

Mark Ohlendorf - Brookdale Senior Living, Inc - CFO

Sure. Program Max at Brookdale today — kind of before Emeritus — there’s really two main work streams that are going on there. One set of work involves what we call retirement centers. So those are communities that were built, probably, late ‘70s, early ‘80s. Many were built as completely independent living buildings.

Obviously, the customer has changed a fair amount in the last 30 years. So a common Program Max project in that kind of community would be to convert a floor or a wing to assisted living. Maybe some other portion of the building to dementia care. Or, perhaps, build skilled nursing on that campus to, essentially, make it a CCRC.

But, typically, in the retirement centers, the projects involve converting units to a different service level.

On the assisted living side of the portfolio, which is a little bit over half of the current Brookdale portfolio, a little over 80% of the Emeritus portfolio, more commonly there, the Program Max projects involve adding capacity to the location. The retirement centers in the Brookdale portfolio tend to be fairly large pieces of real estate. They average about 190 units apiece. Assisted living communities, on the other hand, tend to be smaller locations — 50, 60, 70 units. So frequently, you have both the market demand and the real estate opportunity to add additional capacity onto those sites.

When you do that, it improves the economics of the sites a fair amount because you have in place infrastructure, both from the standpoint of operating cost and from the standpoint of real estate, that you can further take advantage of as you further take advantage of as you add additional capacity to the site.

You also have the opportunity to add service levels that are, again, lacking at that location or in the market. So, effectively, what we can do is take a look at, in a particular market, what service are we missing — which we know because we’re discharging people out of our communities all the time. So it becomes fairly obvious to us if there’s a good opportunity to provide private-based skilled nursing in the market — or dementia care in the market, let’s say. So we look for a real estate solution for that and add that on to one of our locations.

Now, not surprisingly, the return side of this activity is pretty good. because we’re essentially pre-selecting — where we know there’s demand in the market that’s unsatisfied. So we’ve seen, historically, returns actually in the mid-teens. But we recognize, as we ramp up this to more projects, that the return profile may come down a bit. But, still, even if it were low-teens, it’s a very accretive activity for us to undertake.,

Unidentified Participant

One of the hot topics that really seemed to bubble up in the Fall and still lingering is around construction, you’re supplying the market with senior housing. Are you seeing anything in your markets today — how do you think about the risk and maybe some of the mitigating factors?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

Well, what we’ve said before remains the same. We’re mindful of this slide-up — I call it a slide-up, certainly, when compared to the total number of units that are out there in the senior housing space. There’s been a little bit of an up tick. We’re mindful of that. This is a very local market-oriented bit of analysis. You can’t simply look at these big national or even big city numbers. You have to go down and look at what’s happening in each local market.

We just don’t see that much. It’s not to say that there’s none. But we don’t see that much truly directly, adversely new competition that’s adversely competing with our communities in the local submarkets.

So we’re mindful of it. We watch it. We have a lot of systems in place to actually deal where there is, in fact, new competition. We have a lot of structures in place, in fact, to deal with it. Should we invest in the physical quality of the asset that’s going to face this new competition? Should we make very certain to try to keep our local staff in place so that they don’t get poached away by the new competition?

But it’s something we’re keeping an eye on. But it’s just not that — at the moment, we’re pretty sanguine about it.

Unidentified Participant

And (inaudible) on that, when do you typically get notification of a new community coming into your markets? Because you talk about making physical adjustment to your facility, you’re going to have to, obviously, have lead time for that. I know retaining staff and changing pricing and stuff like that can be done right before. But how far in advance do you typically hear about new construction?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

A couple or three years. In fact, we have a very formalized process where three times a year, we actually go through what’s out there in the competitive landscape in a number of different respects. We actually hear about a lot of new competition that doesn’t ever materialize. Our local sales person who gets paid by commission, they hear about something that’s planned around the corner which doesn’t materialize, probably, more than 50% of the time.

But the stuff that really comes out of the ground, we get at least two years of notice. And that gives us time to formulate our response and our plans.

Unidentified Participant

And then, maybe just a last question. We’ve got about a minute to go here.

Health reform has been a huge topic of discussion. It will be all week down here. Obviously, that’s the big thing that’s going on, [broadly], in healthcare. And I know there’s not a direct specific benefit. But I’m just curious in terms of your investments and things that you are doing. Is there something we should think about over a multi-year period about the ACA is going to impact senior living?

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

There air a number of dimensions to that question. I hope I’m answering — I’ll choose to answer it this way. Then we’ll see if I got it the way you were talking about it.

Where we think the public policy in this country is going in terms of healthcare, we think it is going to be an advantage to us, especially given the size and the scale and the scope of what Brookdale presents. If you believe that the post-acute continuum is going to get more coordinated, more intertwined, more seamlessly enmeshed, we think we have an opportunity — a meaningful opportunity today, enhanced by this merger, to participate in that, to forge partnerships with other participants in the post-acute space. Or general acute care providers themselves.

When you think about our brand that we’ve already talked about, we think that gives us leverage to form relationships with national providers as the healthcare system gets more coordinated and as senior housing becomes a more important component of it, which has started to happen.

So in those respects, we think that Brookdale is going to be advantaged by where public policy is going, including under the Affordable Care Act.

Unidentified Participant

That’s great. So, again, Andy and Mark, I really appreciate your time for the presentation.

We’re going to take an abbreviated break-out session. I think we’re going to do that — do we do that here? I think we actually have to move over to the other side to [Point Sienna] to do the Q&A there.

And then, again, I appreciate you guys.

Mark Ohlendorf - Brookdale Senior Living, Inc - CFO

Thanks (inaudible).

T. Andrew Smith - Brookdale Senior Living, Inc. - CEO

Thanks (inaudible).

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger of Brookdale and Emeritus) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the transaction on relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the proxy statement for Brookdale’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.